UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C. 20549


                   FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

Commission file number          2-68727


      Krupp Associates 1980-1

(Exact name of registrant as specified in its charter)

470 Atlantic Avenue, Boston, Massachusetts
                  02210
(Address of principal executive offices)
                  (Zip Code)


   (617) 423-2233

  (Registrant's telephone number, including area code)

Units of Limited Partner Interests
(Title of each class of securities covered by this Form)

            N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [X]            Rule 12h-3(b)(1)(ii)[X]
     Rule 12g-4(a)(1)(ii)[ ]            Rule 12h-3(b)(2)(i) [ ]
     Rule 12g-4(a)(2)(i) [ ]            Rule 12h-3(b)(2)(ii)[ ]
     Rule 12g-4(a)(2)(ii)[ ]            Rule 15d-6[ ]
     Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:

          None

Pursuant to the requirements of the Securities
Exchange Act of 1934 Krupp Associates 1980-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: March 26, 1998               BY: /s/ Wayne H. Zarozny
        Wayne H. Zarozny
        Treasurer of The Krupp Corporation,
        a General Partner